HYNES & HOWES INSURANCE COUNSELORS, INC.
                          Notes to Financial Statements
                           September 30, 1997 and 1996


Note 8.  Capital Stock

         Hynes & Howes Insurance Counselors, Inc. is authorized to issue 100,000,000 shares of no par value common stock. Shares outstanding at September 30, 1997 and 1996 were 11,222,699 shares.

                                                     Number of Shares
                                                       September 30,
                                                 1997                 1996

         Number of shares issued           11,260,675           11,260,675
             Less Treasury Stock               37,976               37,976

Balance outstanding at end of year         11,222,699           11,222,699



Note 9. Paid-In-Capital

         During the year ended September 30, 1973, a stockholder purchased shares of stock in the Company and later gave the Company a check for $100, stating that he wanted it to be put into Paid-in-Capital. He received no shares of stock for the $100.

Note 10. Earnings Per Share

         Earnings per share were computed by dividing the net income (loss) by the weighted average number of shares outstanding during the respective years.

         The average number of shares outstanding for each of the three years ended September 30, 1997 were 11,222,699. This is the number of shares used in computing the earnings per share.

Note 11. Stock Held in Escrow

         At September 30, 1997 and 1996 there were 3,546,000 shares of the Company's common stock held in trust. Those shares were owned by the Frank B. Howes Trust and by directors or former directors of the Company. The Trust agreement was required by the Commissioner of Insurance of the State of Iowa in order to gain approval of the Company's stock issue of April, 1971. Under terms of this agreement these shares were to be released after a period of five years or when the Company attains certain profitable goals for three consecutive years and upon written approval from the Commissioner of Insurance of the State of Iowa. It is also required that should the Company dissolve during this period that the pro-rated distribution of assets to stockholders would be done on a basis which would pay these shareholders less per share than would be distributable to the shareholders of the new issue. The Company's earnings to date have not been sufficient to qualify for the release of these shares held in escrow. The condition requiring that these shares be held in escrow for five years has been fulfilled, however, the Commissioner of Insurance of the State of Iowa has not granted the written approval for the release of these shares at this time. The shares will continue to be held in escrow until written approval for their release is granted by the Commissioner.